

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 12, 2024

Wyatt Hartley
Chief Financial Officer
Brookfield Renewable Corporation
250 Vesey Street, 15th Floor
New York, NY 10281-1023

> **Re: Brookfield Renewable Corporation**
> **Registration Statement on Form F-3**
> **File No. 333-278523**
> **Filed April 5, 2024**

Dear Wyatt Hartley:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Liz Packebusch, Staff Attorney, at 202-551-8749 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Christopher R. Bornhorst, Esq.